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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number ____________________

S U P E R - S O L   L t d .
(Translation of registrant's name into English)

30 Shmotkin Binyamin St., Rishon Le-Zion 75363, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82- _________________.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2004 Linda Shafir General Counsel & Corporate Secretary * Print the name and title under the signature of the signing officer.	S U P E R - S O L L t d . (Registrant) BY: —————————————— (Signature)*

SEC 1815 (11-20)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 046

Public

SUPER-SOL LTD
Registration Number: 520022732
The Corporation’s Stock is traded on the Tel Aviv Stock Exchange
Short Name: Supersol
Address: P.O.B 15103, Rishon Lezion 75363
Phone: 03-9481727, 03-9481521, Fax: 03-9485817
Email: lindas@supersol.co.il

Transmission Date:	January 21, 2004

Reference:	2004-01-060966

To:	To:
Tel Aviv Stock Exchange	Israel Securities Authority
www.tase.co.il	www.isa.gov.il

Immediate Report in respect of convening a General Meeting
Section 36b(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.Super-Sol Ltd. hereby gives notice of a resolution dated January 21, 2004, to convene a Special General Meeting on Tuesday, February 24, 2004 at: 09:00 A.M. At Super-Sol's offices at 30 Shmotkin Benyamin Street, Rishon Lezion, Israel

2. The time for determining the shareholder's entitlement to vote at the Meeting is: February 11, 2004 ("The Record Date")

3. On the agenda:

1
A. The subject's description:
Prof. Yehezkel Ofir appointment as an External Director in Super-Sol Ltd. ("The Company"), effective from February 24 2004, replacing Mr. Doron Tamir whose term as an External Director in the Company ended on October 2nd , 2003.
B. The subject's facts:
Prof. Yehezkel Ofir approved his appointment as an External Director in the Company, and attached a signed declaration indicates he fulfills the conditions required for his appointment as an External Director.
C. The proposed resolution:
To appoint Prof. Yehezkel Ofir as an External Director in the Company, effective from February 24 2004, replacing Mr. Doron Tamir whose term as an External Director in the Company ended on October 2nd, 2003.
D. The required majority:
A simple majority of the total shareholders present at the Meeting, allowed to vote and voting, not counting the abstaining shareholders' votes, provided that either:
1. The count of the majority of the voters at the Meeting, includes at least one third of the votes of the non-controlling voters or their proxies, present at the Meeting. Said count of voters shall not include the abstaining votes.
2. The total number of voters voting against the resolution among the voters as per section D1 above does not exceed one percent (1%) of the total voting rights in the Company.

4. The required quorum:
There shall be a quorum if, within half an hour after the time fixed for the start of the Meeting, there are present, in person or by proxy, two shareholders holding at least 33% of the voting rights.

5. If no quorum is present within half an hour after the time fixed for the Meeting, the Meeting will be adjourned for March 2, 2004 at 9:00 A.M. Address: Super-Sol's offices at 30 Shmotkin Benyamin Street, Rishon Lezion, Israel

6. The full text of the proposed resolution that is on the agenda as mentioned above may be reviewed at:
Super-Sol's offices at 30 Shmotkin Benyamin Street, Rishon Lezion between 10:00 AM 13:00 PM from Monday through Thursday (telephone 972-3-9481727).

Form 093

Public

SUPER-SOL LTD
Registration Number: 520022732
The Corporation’s Stock is traded on the Tel Aviv Stock Exchange
Short Name: Supersol
Address: P.O.B 15103, Rishon Lezion 75363
Phone: 03-9481727, 03-9481521, Fax: 03-9485817
Email: lindas@supersol.co.il

Transmission Date:	January 21, 2004

Reference:	2004-01-060969

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

Immediate Report in respect of appointing a Director (Not Corporation)
or a person serving on behalf of a Corporation acting as Director
Section 34(b) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970

1. Last and First Name: Adiel (Adi) Rosenfeld
Type of Identification Number: I.D. Number
Identification Number: 52508942
Country of origin \ citizenship or registration: Israeli citizenship

2. Date of Birth: May 10, 1954

3. Registered Address: 42 Ha'alon , Timrat, Area Code: 23840

4. Position: Alternate Director

5. Date of appointment: January 21, 2004

6. Academic Education:

Degree	Field	Name of Academic Institution
Graduate	History	Haifa University

Other Education Diplomas: Directors Course

7. Main occupations in the last five years:

Position filled	Place of Work	Period of the position filled
Company representative - "Aktiva" Israel	Israel, Slovenia, London	9 years
Slovenian honorary consul	Israel	-----------

8. Appointed as an Alternate Director for Darko Horvat. Term as an alternate director: unlimited

9. Does the Director serve as a Director in another corporation: NO

10. Is the Director an employee of the Corporation, of a subsidiary company, of an associated company or of an interested party of the Company: YES :

        The Director is a representative of Aktiva Holdings BV Company in Israel, Aktiva Holdings BV Company holds 9.98% of the issued share capital of Ganden Holdings Ltd. Ganden Holdings Ltd. indirectly holds 31.02% of the issued share capital of IDB Holding Corporation Ltd. IDB Holding Corporation Ltd. controls IDB Development Corporation Ltd.. IDB Development Corporation Ltd. controls Discount Investment Corporation Ltd. Discount Investment Corporation Ltd. controls Super-Sol Ltd.

11. The Director is not related to an interested party in the Corporation.

12. The Director does not* hold shares and\or convertible securities in the Corporation, in a subsidiary company or in an associated company.

13. The Director is not a member of the Board of Directors committee or committees.

* Remark on clause 12 - The Director holds 0.14% of the issued share capital of Ganden Holdings Ltd. Ganden Holdings Ltd. indirectly holds 31.02% of the issued share capital of IDB Holding Corporation Ltd. IDB Holding Corporation Ltd. controls IDB Development Corporation Ltd., IDB Development Corporation Ltd. controls Discount Investment Corporation Ltd. Discount Investment Corporation Ltd. controls Super-Sol Ltd.

Form 097

Public

SUPER-SOL LTD
Registration Number: 520022732
The Corporation’s Stock is traded on the Tel Aviv Stock Exchange
Short Name: Supersol
Address: P.O.B 15103, Rishon Lezion 75363
Phone: 03-9481727, 03-9481521, Fax: 03-9485817
Email: lindas@supersol.co.il

Transmission Date:	January 21, 2004

Reference:	2004-01-060975

To:	To:
Tel Aviv Stock Exchange	Israel Securities Authority
www.tase.co.il	www.isa.gov.il

Immediate Report in respect of Senior Position status
Section 34(d) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

The following list contains the Senior position and Alternate Directors in the Corporation to be expected for date 21/01/2004:

Name	Type of identification No.	Identification No.	Position
Effie Rosenhaus	Identification No.	050700202	Chief Executive Officer
Eli Aharoni	Identification No.	53571527	Executive Vice President - Operations
Neomi Goldgevicht	Identification No.	55373187	Executive vice President - Chief Financial Officer
Shlomi Guindy	Identification No.	54213046	Executive Vice President - Marketing & Commerce
Linda Shafir	Identification No.	72200934	General Counsel and Corporate Secretary
Michal Dadon-Yageel	Identification No.	200217099	Corporate controller
Levi Shteinboim	Identification No.	54183157	Internal auditor
Ezra Tzuk	Identification No.	044640431	Director of Research & Development
Avraham Bigger	Identification No.	006668552	Chairman of the Board of Directors
Nochi Dankner	Identification No.	052763224	Director
Zehavit Joseph	Identification No.	058344797	Director
Isaac Manor	Identification No.	049474356	Director
Zvi Livnat	Identification No.	51918001	Director
Darko Horvat	Passport No.	P00626730	Director
Ido Bergman	Identification No.	056175219	Director
Rafael Bisker	Identification No.	050826817	Director
Ami Arel	Identification No.	04871265	Director
Eliahu Cohen	Identification No.	116343	Director
Oren Lieder	Identification No.	9153800	Director
Barak Libai	Identification No.	057759201	Director
Adiel Rosenfeld (Adi)	Identification No.	52508942	Alternate Director

Explanation: please note that the definition of "Senior Position" in the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970 includes also directors.

Form 075

Public

SUPER-SOL LTD
Registration Number: 520022732
The Corporation's Stock is traded on the Tel Aviv Stock Exchange
Short Name: Supersol
Address: P.O.B 15103, Rishon Lezion 75363
Phone: 03-9481727, 03-9481521, Fax: 03-9485817
Email: lindas@supersol.co.il

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

Immediate Report in respect of changes in shareholders’ registry
Section 31(e) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970

The Corporation hereby reports that on January 2004, the Corporation’s shareholders’ registry changed, as a result of shares transfer.

 1

 Name of the registered shareholder whose account has changed: Nachman and Sylvia Sharoni

 Type of Identification Number: Identification Number

 Identification Number: 4189791

 Details of change: 583 shares were transferred from Nachman and Sylvia Sharoni's account to The Nominee C.O. of I.D.B.'s account

 2

 Name of the registered shareholder whose account has changed: The Nominee C.O. of I.D.B.

 Type of Identification Number: ______________________________

 Identification Number: _________________

 Details of change: 583 shares were transferred to The Nominee C.O. of I.D.B.'s account from Nachman and Sylvia Sharoni's account
 3

 Name of the registered shareholder whose account has changed: Michael Donald Yarosky

 Type of Identification Number: ______________________________

 Identification Number: _________________

 Details of change: The owner deceased. 2,626 shares from 3,060 total shares were transferred to the heir, a new share holder by the name of Jackie Yarosky

 4

 Name of the registered shareholder whose account has changed: Jackie Yarosky

 Type of Identification Number: Identification Number

 Identification Number: 011494028

 Details of change: New share holder. 2,626 shares were transferred to Jackie Yarosky's account from Michael Donald Yarosky's account

The time and date on which the Corporation has been aware of this event or issue.
Date: 05/01/2004 Time: 11:00 a.m.

 5

 Name of the registered shareholder whose account has changed: Ruth Tzur

 Type of Identification Number: Identification Number

Identification Number: 7557507

 Details of change: 1183 shares were transferred from Ruth Tzur's account to The Nominee
 C.O. of I.D.B.'s account

 6

 Name of the registered shareholder whose account has changed: The Nominee C.O. of I.D.B.

 Type of Identification Number:

 Identification Number:

 Details of change: 1183 shares were transferred to The Nominee C.O. of I.D.B.'s account from Ruth Tzur account

The time and date on which the Corporation has been aware of this event or issue.
Date: 19/01/2004 Time: 14:30 p.m.